SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934


                          SILICON VALLEY RESEARCH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827068-20-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             J.F. Shea Company, Inc.
                               Edmund H. Shea, Jr.
                                  John F. Shea
                                  Peter O. Shea
                                James G. Shontere
                              655 Brea Canyon Road
                            Walnut, California 91789
                                 (909) 594-9500
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                              Carla S. Newell, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400

                         June 7, 1999 and July 15, 1999
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [   ]

                                  SCHEDULE 13D
------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J.F. Shea Company, Inc.
         94-1530032
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __   Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) __
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
------------------------------ ----- -------------------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    9,019,779
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ----- -------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                     -0-
                               ----- -------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     9,019,779
                               ----- -------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     -0-
------------------------------ ----- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,019,779
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
         Not Applicable
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.3%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------------------------------------------

                                                                   2

                                  SCHEDULE 13D
------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Edmund H. Shea, Jr.
         ###-##-####
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __ Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     -0-
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
                                      9,492,037* (See Item 5 below)
                               ------ ------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      -0-
                               ------ ------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      9,492,037* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,492,037* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
         Not Applicable
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.8%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------------------------------------------

                                                             3

                                  SCHEDULE 13D
------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         John F. Shea
         ###-##-####
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __  Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     7,258
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
                                      9,019,779* (See Item 5 below)
                               ------ ------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      7,258
                               ------ ------------------------------------------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      9,019,779* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,027,037* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
         Not Applicable
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.4%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------------------------------------------

                                                                4

                                          SCHEDULE 13D
------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Peter O. Shea, Jr.
         ###-##-####
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __  Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------- -----------------------------------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     7,258
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
                                      9,019,779* (See Item 5 below)
                               ------ ------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      7,258
                               ------ ------------------------------------------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      9,019,779* (See Item 5 below)
------------------------------ ------ ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,027,037* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
         Not Applicable
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.4%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------------------------------------------

                                                         5

                                          SCHEDULE 13D
------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James G. Shontere
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __       Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------- -----------------------------------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     -0-
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------------------------------------------
                               8      SHARED VOTING POWER
                                      9,019,779* (See Item 5 below)
                               ------ ------------------------------------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      -0-
                               ------ ------------------------------------------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      9,019,779* (See Item 5 below)
------------------------------ ------ ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,019,779* (See Item 5 below)
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __
         Not Applicable
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.3%
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------------------------------------------

                                                               6

Item 1   Security and Issuer.

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Silicon Valley Research, Inc., a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6360 San Ignacio Avenue, San Jose, California 95119.

Item 2   Identity and Background.

(a) (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655
Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:


                                                                                                Principal
          Name and                                                                             Occupation
         Office Held                   Business Address              Citizenship              or Employment
John F. Shea                      655 Brea Canyon Rd                     USA            President of JFSCI
President and                     Walnut, CA 91789
Director

Edmund H. Shea, Jr.               655 Brea Canyon Rd.                    USA            Vice President of JFSCI
Vice President and                Walnut, CA 91789
Director

Peter O. Shea                     655 Brea Canyon Rd.                    USA            Vice President of JFSCI
Vice President and                Walnut, CA 91789
Director

James G. Shontere                 655 Brea Canyon Rd.                    USA            Secretary/Treasurer of
Secretary/ Treasurer              Walnut, CA 91789                                      JFSCI
and Director

(d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this

         Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3   Source and Amount of Funds or Other Consideration.

                  In June of 1999 Silicon Valley Research, Inc. (the "Issuer") began a subordinated debt/warrant financing (the "Financing"). The Financing included approximately $1,000,000 of three-year notes and the sale of approximately 8,000,000 warrants to purchase common stock ("Warrants") at $0.01 per Warrant. The debt bears simple interest of 10% and the Warrants have a five-year term with an exercise price per share of $0.125. This financing transaction was comprised of two closings. The first closing took place on June 7, 1999. The Company received $768,000 cash proceeds from this closing. This included $712,000 of three-year notes and the sale of approximately 5,700,000 Warrants at $0.01 per Warrant. The second closing took place on July 15, 1999. JFSCI purchased an aggregate of 2,640,000 Warrants in the Financing. The source of the $26,400 purchase price of the Warrants was the working capital of JFSCI.

Item 4   Purpose of Transaction.

                  The Reporting Persons purchased the securities to retain or increase their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

                  Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

    (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b)  an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Issuer;

    (f) any other material change in the Issuer's business or corporate structure;

    (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)  any action similar to any of those enumerated in (a) through (i) above.

Item 5   Interest in Securities of the Issuer.

    (a)  (b) According to information  furnished to the Reporting Persons by the
         Issuer,  there  were  26,218,220  shares of  Common  Stock  issued  and outstanding  as of June  30,  1999.  Based on such  information,  after taking into account the transactions  described in Item 5(c) below, the
         Reporting   Persons   report  the   following   direct   holdings   and
         corresponding  percentage  interests in the Common  Stock  (computed in accordance with Rule  13d-3(d)(1)(i) of the Securities  Exchange Act of
         1934, as amended):
                               Shares of Common     Shares Underlying
Name                              Stock Owned           Warrants                Total          Percentage Owned
JFSCI                              3,419,261            5,600,518             9,019,779                28.3%

E&M RP Trust                         472,258                    0               472,258                 1.8%

John F. Shea                           7,258                    0                 7,258                    *

Peter O. Shea                          7,258                    0                 7,258                    *


Total                              3,906,035            5,600,518             9,506,553                29.9%

* Represents less than 0.1%

                  The E&M RP Trust is a revocable trust. The trustors and trustees of the trust are Edmund H. Shea, Jr. and his wife, Mary. The address of the trust is 655 Brea Canyon Road, Walnut, California 91789.

                  Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 9,506,553 shares of the Common Stock. As a shareholder, director and executive officer of JFSCI, each of John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although each such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

    (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7   Material to Be Filed as Exhibits.

         The following material is filed as an Exhibit to this Schedule
13D:

                  1. Joint Filing Agreement, dated October ____, 1999, between Edmund H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October ___, 1999.

                                            J.F. SHEA COMPANY, INC.

                                            By:  /s/ Edmund H. Shea, Jr.
                                                 -------------------------------
                                                 Name: Edmund H. Shea, Jr.
                                                 Title: Vice President



                                                 /s/ Edmund H. Shea, Jr.
                                                 -------------------------------
                                                 Edmund H. Shea, Jr.



                                                  /s/ Peter O. Shea
                                                 -------------------------------
                                                  Peter O. Shea



                                                  /s/ John F. Shea
                                                 -------------------------------
                                                  John F. Shea



                                                 /s/ James G. Shontere
                                                 -------------------------------
                                                 James G. Shontere

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

Dated:  October ___, 1999


J. F. SHEA CO., INC., a Nevada
corporation                                     /s/  John F. Shea
                                                -------------------------------
                                                JOHN F. SHEA



By: /s/ Edmund H. Shea, Jr.                     /s/  Edmund H. Shea, Jr.
--------------------------------                -------------------------------
        Edmund H. Shea, Jr.                     EDMUND H. SHEA, JR.
        Vice President



                                                /s/  Peter O. Shea
                                                -------------------------------
                                                PETER O. SHEA



                                                /s/  James G. Shontere
                                                -------------------------------
                                                James G. Shontere


                                      E-1